EXHIBIT 99(a)(1)(F)
FORM OF EMAIL COMMUNICATION TO ELIGIBLE OPTION HOLDERS

TO:	[Employee]
FROM:	glu@sos-team.com
SUBJECT:	REMINDER: Option Exchange Program
DATE:	[Date]
Just a reminder that the deadline of May 20, 2009 at 5:30 p.m., Pacific Time, for you to elect to participate in Glu’s option exchange program is approaching.
The offering materials describing the exchange program are available on the exchange program website, and in the Schedule TO filed with the Securities and Exchange Commission on April 22, 2009 (the “Offering Materials”). We encourage you to review the Schedule TO, including its exhibits and subsequent amendments if any, and the other Offering Materials in their entirety before deciding to participate in the exchange program. We also encourage you to attend one of the remaining workshops that we have scheduled to describe the program. There are about two weeks left before the deadline, but we encourage you not to wait until the last minute.
You’re not obligated to participate in the program. However, if you don’t respond by the deadline, any eligible options you hold will remain subject to their present terms and will not be exchanged.
You can review your individual stock option information, including all of your stock option grants to date and the status of each stock option online at E*Trade (https://us.etrade.com/e/t/user/login_sp), using your log on credentials. Please note that your stock option information on E*Trade’s website will not reflect any election(s) you may have made through the exchange program website.
If you have any questions about the program or requests for assistance with the exchange program website or for copies of any program materials, please email glu@sos-team.com.
Thanks,
Option Exchange Administration